"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

03 JAN 30 AM 7:21

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

03003546

SUPPL

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 20 January 2003

ORK – Notification

With reference to changes in the Norwegian Securities Trading Act, Orkla is hereby disclosing that the company (including its subsidiaries) as of 17 January 2003 has between 1/20 and 1/10 of the share capital in the following companies:

RIC, Rica Hotels:	2,394,600 shares, corresponding to 9.98% of the share capital.
STB, Storebrand:	27,648,956 shares, corresponding to 9.95% of the share capital.
STP, Stepstone:	108,207,258 shares, corresponding to 9.31% of the share capital.
SEN, Sensonor:	12,254,764 shares, corresponding to 8.85% of the share capital.
RIE, Rieber & Søn:	7,012,435 shares, corresponding to 8.81% of the share capital.
NVF, Norsk Vekst Forvaltning:	648,610 shares, corresponding to 9.73% of the share capital.
NER, Nera:	11,855,963 shares, corresponding to 9.60% of the share capital.
KVE, Kverneland:	1,076,633 shares, corresponding to 8.68% of the share capital.
AVA, Avantor:	1,129,878 shares, corresponding to 5.82% of the share capital.
GYL, Gyldendal:	127,295 shares, corresponding to 5.41% of the share capital.
HNA and HNB, Hafslund:	4,413,205 A-shares and 5,501,061 B-shares, corresponding to 5,08% of the share capital

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

03 JAN 30 AM 7:21

Ref.:
Erik Thuestad, Investor Relations, Tel.: +47 2254 4425

SUPPL

Date: 17 January 2003

ORK – Trade subject to notification own shares

Orkla ASA has on 17 January 2003 bought 100,000 Orkla shares at a price of NOK 118.75 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 8,105,282.